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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                        -----------------------------

                                Amendment No. 1
                                       to
                                 Schedule 13E-3


                        Rule 13e-3 Transaction Statement
                       (Pursuant to Section 13(e) of the
                        Securities Exchange Act of 1934)

                            Aurora Electronics, Inc.
                            ------------------------
                              (Name of the Issuer)

                            Aurora Electronics, Inc.
                           --------------------------
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $.03 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                  051629 10 3
                     -------------------------------------
                     (CUSIP Number of Class of Securities)

                            Kenneth G. Hawari, Esq.
                             Hughes & Luce, L.L.P.
                          1717 Main Street, Suite 2800
                              Dallas, Texas  75201
                                 (214) 939-5500
                  -------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                    on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.      [ ]      The filing of solicitation materials or an information
                 statement subject to Regulation 14A, Regulation 14C or Rule
                 13e-3(c) under the Securities Exchange Act of 1934.

b.      [ ]      The filing of a registration statement under the Securities
                 Act of 1933.

c.      [x]      A tender offer.

d.      [ ]      None of the above.
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                                INTRODUCTION


    This Amendment No. 1 amends and supplements the Rule 13E-3 Transaction Statement, dated February 23, 1996, filed by Aurora Electronics, Inc., a Delaware corporation (the "Company"), relating the Company's tender offer to purchase up to 6,500,000 shares of its Common Stock, par value $.03 per share, at a price of $2.875 per Share net to the seller in cash upon the terms and subject to the conditions set forth in the Company's Offer to Purchase, dated February 23, 1996, and the related Letter of Transmittal. This Amendment No. 1 is being filed concurrently with Amendment No. 1 to the Statement on Schedule 13E-4 of the Company.

ITEM 16.     ADDITIONAL INFORMATION.

    Item 16 is hereby amended by the addition of the following:

    "On March 25, 1996, the Company issued the following press release:

           AURORA ELECTRONICS, INC. EXTENDS DEADLINE ON TENDER OFFER
IRVINE, CALIFORNIA -- March 25, 1996 -- Aurora Electronics, Inc. (AMEX: AUR) announced today that it is extending its offer to purchase up to 6,500,000 shares of its common stock, $.03 par value, from its stockholders at $2.875 net to the sellers in cash until 5:00 p.m. New York City time on Friday, March 29, 1996. The offer was to have expired on Friday, March 22, 1996 at 5:00 p.m. As of Friday, March 22, 1996, approximately 4 million shares had been tendered to the Company, in excess of the Company's minimum tender condition of 2 million shares. The Company stated that the tender offer is being extended pending continuing negotiations with its previously-announced new senior bank lender. The Company noted that continued deterioration in the market prices of certain commodity integrated circuits, most notably dynamic random access memory chips (DRAMs), has negatively impacted the Asset Recovery Services division's operating results during the current fiscal quarter, and that while the division remains profitable, this negative impact is expected to continue until market conditions stabilize.

As a consequence of these operating conditions and other factors, management believes the revenue projection set forth on pages 25 through 27 in the Offer to Purchase dated February 23, 1996 should be lowered for calendar year 1996 by 10%, and the operating income before amortization projection for 1996 should be lowered by 30%. AS NOTED IN THE OFFER TO PURCHASE, THESE PROJECTIONS ARE SUBJECT TO SIGNIFICANT UNCERTAINTIES AND CONTINGENCIES, AND ACTUAL AND PROJECTED RESULTS MAY VARY, POSSIBLY MATERIALLY.

The Company stated that it is discussing these revised projections with its proposed new senior lender and is confident it can reach a resolution within the extension period. Completion of senior bank financing is a condition to the tender offer.

Headquartered in Irvine, California, Aurora Electronics, Inc. provides computer OEMs and service organizations with spare parts support, electronics recycling and asset recovery services





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necessary for the worldwide installed base.  The Company has facilities located in the United States, Europe and Canada.

    A copy of the form of press release announcing the extension of the expiration of the Company's tender offer is attached hereto as Exhibit (a)(7) and is incorporated in its entirety herein by reference."


ITEM 17.     MATERIAL TO BE FILED AS EXHIBITS.


          Exhibit Number           Description
          --------------           -----------
           99-(d)(7)                Form of Press Release dated March 25, 1996.





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                                   SIGNATURE


    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:       March 25, 1996

                                                   AURORA ELECTRONICS, INC.



                                                   By:  /s/ Jim C. Cowart
                                                      ----------------------
                                                      Jim C. Cowart
                                                      Chairman of the Board and
                                                      Chief Executive Officer





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                                 EXHIBIT INDEX


     Exhibit
     Number                        Description
     -------                       -----------
     99-(d)(7)      Form of Press Release dated March 25, 1996.